Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

KINDER MORGAN AND EL PASO ANNOUNCE

PLANNED CLOSING DATE OF MAY 24, 2012

HOUSTON, May 10, 2012 – Kinder Morgan, Inc. (NYSE: KMI) and El Paso Corporation (NYSE: EP) today announced that all regulatory approvals required to close the merger of El Paso with Kinder Morgan have been received. The merger is scheduled to close on May 24, 2012, and become effective at 12:01 a.m., New York City time, on May 25, 2012. As previously announced, the deadline for El Paso shareholders and equity award holders to elect the form of consideration they wish to receive in the merger is 5:00 p.m., New York City time, on May 23, 2012. El Paso shareholders who hold shares through a bank, broker, trust company or other nominee may have an earlier election deadline and should carefully review any instructions received from their bank, broker, trust company or other nominee.

As previously announced, El Paso shareholders can elect, for each El Paso share held, either cash, Kinder Morgan common stock, or a combination of cash and Kinder Morgan common stock. El Paso equity award holders can elect either cash or a combination of cash and Kinder Morgan common stock for all of their outstanding equity awards. El Paso shareholders and equity award holders not making a valid election will be deemed to have made an election to receive a combination of cash and Kinder Morgan common stock. All elections will be subject to proration and all El Paso shareholders and equity award holders will receive warrants to purchase Kinder Morgan common stock. The documents necessary for El Paso shareholders and equity award holders to make a merger consideration election were mailed starting April 2, 2012, to El Paso shareholders and equity award holders of record as of March 26, 2012.

To make an election, El Paso shareholders and equity award holders must deliver to Computershare Trust Company, N.A., the exchange agent for the transaction, prior to the election deadline, a properly completed election form and related letter of transmittal, together with their El Paso stock certificates or confirmation of book-entry transfer, or a properly completed notice of guaranteed delivery. El Paso shareholders and equity award holders should carefully read all the election materials provided to them before making their election. Shareholders and equity award holders with questions regarding the election procedures, who

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want up-to-date information on the election deadline or who wish to obtain copies of the election materials may contact MacKenzie Partners, Inc., the information agent for the transaction, at (800) 322-2885 (toll-free) or (212) 929-5500 (collect).

About El Paso

El Paso Corporation (NYSE: EP) provides natural gas and related energy products in a safe, efficient and dependable manner. The company owns North America’s largest interstate natural gas pipeline system, one of North America’s largest independent exploration & production companies and an emerging midstream business. El Paso owns a 42 percent limited partner interest, and the 2 percent general partner interest in El Paso Pipeline Partners, L.P. On October 16, 2011, El Paso Corporation announced that it has entered into a definitive agreement whereby Kinder Morgan, Inc. will acquire all of the outstanding shares of El Paso Corporation. For more information, visit www.elpaso.com.

About Kinder Morgan

Kinder Morgan, Inc. (NYSE: KMI) is a leading pipeline transportation and energy storage company in North America. It owns an interest in or operates more than 38,000 miles of pipelines and 180 terminals. Its pipelines transport natural gas, gasoline, crude oil, CO2 and other products, and its terminals store petroleum products and chemicals and handle such products as ethanol, coal, petroleum coke and steel. KMI owns the general partner interest of Kinder Morgan Energy Partners, L.P. (NYSE: KMP), one of the largest publicly traded pipeline limited partnerships in America, along with limited partner interest in KMP and Kinder Morgan Management, LLC (NYSE: KMR). It also operates and owns a 20 percent interest in Natural Gas Pipeline Company of America. Combined, KMI, KMP and KMR constitute the largest midstream energy entity in the United States with an enterprise value of over $65 billion. For more information please visit www.kindermorgan.com.

Kinder Morgan Contacts	El Paso Contacts
Media Relations	Media Relations
Larry Pierce (713) 369-9407	Bruce Connery (713) 420-5855
Richard Wheatley (713) 420-6828

Investor Relations	Investor Relations
Mindy Mills Thornock (713) 369-9490	Bruce Connery (713) 420-5855
Bill Baerg (713) 420-2906

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Important Additional Information Filed With The SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transactions contemplated by the Merger Agreement, including a definitive Information Statement/Prospectus of KMI and a definitive Proxy Statement of El Paso Corporation (“EP”). The Registration Statement was declared effective by the SEC on January 30, 2012. Post-effective amendments to the Registration Statement were filed on February 27, 2012 and on March 1, 2012 and have been declared effective. KMI and EP mailed the definitive Information Statement/Prospectus of KMI and definitive Proxy Statement of EP on or about January 31, 2012. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-looking Statements

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transactions, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the expected timetable for completing the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed merger of EP with KMI; the

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ability to obtain the requisite regulatory approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms agreed to; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent Exchange Act reports filed with the SEC. Except as required by law, KMI and EP disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

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